UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 13, 2025, Jeffs’ Brands Ltd (the “Company”) issued a press release titled “Jeffs’ Brands Achieves an Important Milestone Towards Completion of Fort’s Proposed Merger with a Publicly Traded Company – Receives Valuation Report of Fort for Approximately US$11.6 - US$14.2 Million” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Report on Form 6-K”).

This Report on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-277188, 333-262835, 333-283848, 333-283904 and 333-285030) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Jeffs’ Brands Ltd, dated March 13, 2025, titled “Jeffs’ Brands Achieves an Important Milestone Towards Completion of Fort’s Proposed Merger with a Publicly Traded Company – Receives Valuation Report of Fort for Approximately US$11.6 - US$14.2 Million”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 13, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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